Exhibit 2.20

AMENDMENT NO. 3 TO

THE PURCHASE AGREEMENT

This AMENDMENT NO. 3 (the “Amendment”) TO THE PURCHASE AGREEMENT, dated as of February 24, 2010 (the “Purchase Agreement”), by and among Aveon Holdings I L.P., a Delaware limited partnership (“Aveon”), Cura Capital (GP), LLC, a Delaware limited liability company (the “Company”), Thomas Schnepp (the “Principal Seller”) and Michael Pintar, Patrick Moroney and Michael Vacca (each of Michael Pintar, Patrick Moroney and Michael Vacca are, individually, an “Additional Seller,” and, collectively, the “Additional Sellers”), is effective as of the 8th day of December, 2010, by and among Aveon, the Company, the Principal Seller and each of the Additional Sellers. Capitalized terms used herein but not defined herein shall have the meaning set forth in the Purchase Agreement.

WHEREAS, the parties signatory hereto are the parties to the Purchase Agreement; and

WHEREAS, pursuant to Section 12.3 of the Purchase Agreement, the Purchase Agreement may not be amended except by an instrument in writing signed and delivered on behalf of the Purchaser and each of the Sellers.

NOW, THEREFORE, in consideration of the mutual covenants herein expressed, and for other good and valuable consideration, the receipt and sufficiency of which hereby is acknowledged, the parties hereto hereby agree as follows:

1. The definition of “Expiration Date” found in Exhibit A-Defined Terms of the Purchase Agreement shall be deleted in its entirety and replaced by the following:

“Expiration Date” means February 11, 2011.

2. Section 2.2 of the Purchase Agreement shall be amended by inserting at the end thereof the following subparagraph (d):

“(d) If the highest marginal federal income tax rate applicable to ordinary income or long-term capital gains is higher in 2011 than in 2010, then Purchaser shall pay to Seller an amount (on an after-tax basis) equal to the excess, if any, of Seller’s actual income tax liability for 2011 in respect of income and gains related to the Purchase Price, over Seller’s income tax liability for 2011 in respect of income and gains related to the Purchase Price computed as if the federal income tax rates applicable to ordinary income and long-term capital gains in 2011 are equal to the rates that were applicable for 2010.”

3. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflicts of law principles thereof.

4. Except as so modified pursuant to this Amendment, the Purchase Agreement is ratified and confirmed in all respects. This Amendment shall be effective as of the date hereof.

5. This Agreement may be executed (i) by facsimile or portable document format (PDF) and (ii) in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the day and year first written above.

AVEON HOLDINGS I L.P.

By: Aveon Holdings I GP, Inc., its general partner

By:	/s/ John Hassett
Name:	John Hassett
Title:	President and Chief Executive Officer

CURA CAPITAL (GP), LLC

By:	/s/ Thomas Schnepp
Name:	Thomas Schnepp
Title:	Managing Member

PRINCIPAL SELLER

By:	/s/ Thomas Schnepp
Thomas Schnepp

ADDITIONAL SELLERS

By:	/s/ Michael Pintar
Michael Pintar

By:	/s/ Patrick Moroney
Patrick Moroney

By:	/s/ Michael Vacca
Michael Vacca